SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

HEALTHWAREHOUSE.COM, INC.
________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
________________________________________________________________
(Title of Class of Securities)

42227 G103
________________________________________________________________
(CUSIP Number)

Lalit Dhadphale
President and Chief Executive Officer
HealthWarehouse.com, Inc.
100 Commerce Boulevard
Cincinnati, Ohio 45140
Tel.: (513) 618-0911
________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2009
________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46205P100

1	NAMES OF REPORTING PERSONS: Cape Bear Partners LLC; FEIN (N/A)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		28,329,466

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,329,466

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

28,329,466

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*           Percentage calculated on the basis of 189,393,379 shares of common stock issued and outstanding on June 30, 2009, as set forth in the Issuer’s Form 10-Q filed on August 21, 2009.

Item 1.	Security and Issuer.

(a)	Title and Class of Security: Common Stock, par value $.001 per share.

(b)	Issuer:	HealthWarehouse.com, Inc. 100 Commerce Boulevard Cincinnati, Ohio 45140

Item 2.	Identity and Background.

	I.	Cape Bear Partners LLC

	2(a)	Name: Lynn Peppel, Managing Member.

	2(b)	Business: 38608 Butcher Road, Leetonia , Ohio 44431.

	2(c)(i)	Present Principal Employment: Cape Bear Partners LLC is limited liability company established as an investment vehicle.

	2(c)(ii)	Principal Business and Address of Company: 38608 Butcher Road, Leetonia, Ohio 44431.

	2(d)	Lynn Peppel has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)
Lynn Peppel was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	2(f)	Cape Bear Partners LLC is a Delaware limited liability company and Lynn Peppel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer shares held by the Reporting Person were acquired in a share exchange transaction which was completed on May 14, 2009 pursuant to which the Reporting Person acquired a controlling interest in the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the shares of common stock by the Reporting Person was for investment. The Reporting Person intends to review its holdings with respect to the Issuer on a continuing basis. Depending on the Reporting Person’s evaluation of the Issuer’s business and prospects, and upon future developments (including, but not limited to, market price of the common stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Person may acquire additional shares of the Issuer’s common stock; sell all or a portion of its shares, now owned or hereinafter acquired; or maintain its position with respect to the Issuer, and formulate plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer.

I.	Cape Bear Partners LLC

(a)	Aggregate Number: 28,329,466; Percentage: 14.9%.

(b)
Lynn Peppel, as Managing Member of Cape Bear Partners LLC, has sole voting and dispositive power over the shares held by the company. Cape Bear Partners LLC has sole voting and dispositive power over the 28,329,466 shares held by the company.

(c)
On November 9, 2009, the Reporting Person sold a total of 6,277,000 shares of the Issuer’s common stock in six separate private sale transactions as follows: (i) sold 1,277,000 shares in one sales transaction for $0.13 per share, and (ii) sold 1,000,000 shares in each of five separate sales transactions for $0.05 per share.  The six sales transactions were privately negotiated sales transactions with accredited investors.

The Reporting Person has not engaged in any other transactions in the Issuer’scommon stock in the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 10 , 2009	CAPE BEAR PARTNERS LLC

	By:	/s/ Lynn Peppel
Lynn Peppel
Managing Member